UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DSL.net, Inc.

(Name of Issuer)

Common Stock, $0.0005 par value per share

(Title of Class of Securities)

262506 10 8
(CUSIP Number)

Steven B. Chisholm, Esq. MDS Acquisition, Inc. MegaPath Inc. 555 Anton Blvd., Suite 200 Costa Mesa, CA 92626 (714) 327-2075	David T. Young, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 155 Constitution Dr. Menlo Park, CA 94025 (650) 321-2400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 8 Pages

CUSIP NO. 262506108	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MDS Acquisition, Inc. (“MDS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 2,664,817,286 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,664,817,286 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,817,286 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 262506108	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MegaPath Inc. (“MegaPath”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 2,664,817,286 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,664,817,286 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,817,286 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 262506108	13D	Page 4 of 8 Pages

Statement on Schedule 13D

This Amendment No. 1 to Schedule 13D is being filed to report the issuance of 274,310,638 shares of common stock (the “Common Stock”) of DSL.net, Inc. (the “Company”) to MDS in connection with the conversion of three convertible promissory notes and also reflects the number of shares of Common Stock of the Company currently issuable upon conversion of a fourth convertible promissory note. This Amendment No. 1 supplements and amends the Schedule 13D originally filed by MDS and MegaPath (together, the “Reporting Persons”) with the Securities and Exchange Commission on September 7, 2006 (the “Original Filing”). Only those items that are hereby reported are amended; all other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Original Filing unless otherwise indicated herein.

Item 3.  Source and Amount of Funds or Other Consideration

The shares of Common Stock of the Company to which this Statement relates (the “Covered Shares”) were issued or are issuable upon conversion of the Notes that were issued by the Company to MDS on August 28, 2006 pursuant to that certain Purchase Agreement, dated as of August 22, 2006, by and among MDS, MegaPath and the Company (the “Purchase Agreement”).  Pursuant the terms of the Purchase Agreement, the Company issued and MDS purchased (i) four Notes for an aggregate purchase price of $2,000,000 and (ii) a fifth non-convertible note, in the stated principal amount of $13,002,000, for a purchase price of $11,000,000.  The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 2 to this Statement and is incorporated by reference herein.  Three of the Notes were converted on January 1, 2007 into an aggregate of 274,310,638 shares of Common Stock of the Company.  If the fourth Note were currently convertible, it would be convertible into 2,390,506,649 shares of Common Stock of the Company.   The total number of Covered Shares disclosed on this Statement reflects a reduction from the number of shares disclosed in the Original Filing and is the result of applying the conversion terms of two of the Notes to the smaller number of options, warrants and convertible securities currently outstanding compared to number outstanding the time of the Original Filing.

All funds used by MDS to acquire the above-described securities were provided to MDS by MegaPath.  MegaPath provided the funds out of working capital.

Item 4.  Purpose of Transaction

MDS converted three of the four Notes into 274,310,638 shares of Common Stock on January 1, 2007.  The fourth convertible note will become convertible at MegaPath’s election upon the occurrence of certain events (as described in Item 5 below) into the number of shares of Common Stock that, when aggregated with all of MegaPath’s and MDS’ other stockholdings in the Company, equals 91% of the DSL.net Common Stock on a fully diluted basis as of the date of such conversion (2,664,817,286 shares as of the date hereof).  Upon conversion of the fourth Note, MDS will own approximately 91.8% of the outstanding Common Stock of the Company.  Following the conversion of all four Notes, MDS intends, as the holder of more than 90% of the outstanding Common Stock of the Company and by resolution of the MDS board of directors, to effect a merger pursuant to Section 253 of the Delaware General Corporation Law pursuant to which the Company will merge with and into MDS, with MDS as the surviving corporation.  Upon such merger, the stockholders of the Company other than MDS will be entitled to a cash payment.  After such merger, MegaPath will be the sole stockholder of the surviving corporation and therefore the Common Stock of the Company will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

On August 28, 2006, effective upon the closing of the purchase of the Notes and pursuant to a closing condition under the Purchase Agreement, the Board of Directors of the Company appointed Paul Milley and Emerson Walters (the “New Directors”), both members of MegaPath’s management, to become members of the Board of Directors of the Company.  The New Directors were designated by MDS pursuant to the Purchase Agreement.  Also pursuant to the Purchase Agreement, the Board of Directors of the Company authorized an increase to the size of the Board of Directors of the Company from five (5) to seven (7) members.  This expansion of the Board will take effect ten days after the mailing date of the Company’s proxy statement for the Company

CUSIP NO. 262506108	13D	Page 5 of 8 Pages

stockholder meeting to approve the Charter Amendment (as defined below), at which time Steven B. Chisholm and J. Brooke Mastin, both members of MegaPath’s management, will become members of the Board of Directors of the Company.  Accordingly, MegaPath nominees will then constitute a majority of the Board of Directors of the Company

The Purchase Agreement also provides for the issuance and sale subsequent to the closing of additional subordinated secured non-convertible promissory notes (on substantially the same terms as the non-convertible note issued at closing, including the discount), yielding loan proceeds of up to $6,000,000.

Item 5.  Interest in Securities of the Issuer

(a) – (b)

Pursuant to the Purchase Agreement, on August 28, 2006, the Company issued and MDS purchased, in a private placement, five promissory notes in the aggregate stated principal amount of $15,002,000 for an aggregate purchase price of $13,000,000 in cash.  This purchase and the related transactions described below are referred to collectively herein as the “Financing.”  A summary description of the principal terms of the five promissory notes follows:

•

Non-Convertible Note.  A subordinated secured non-convertible note in the stated principal amount of $13,002,000 (the “Non-Convertible Note”) was issued at a $2,002,000 discount to its stated principal amount and will mature on December 31, 2007.

•

First Convertible Note.  A subordinated secured convertible note in the principal amount of $30,000 (the “First Convertible Note”) was issued for an amount equal to its stated principal amount and, but for its earlier conversion, would have matured on December 31, 2007.  The principal of the First Convertible Note was immediately convertible upon MDS’ election into shares of Common Stock representing 9.9% of the Company’s voting stock outstanding on a fully diluted basis as of the date of such conversion.  MDS converted the First Convertible Note into 26,263,109 shares of Company Common Stock on January 1, 2007.

•

Second Convertible Note.  A subordinated secured convertible note in the principal amount of $300,000 (the “Second Convertible Note”) was issued for an amount equal to its stated principal amount and, but for its earlier conversion, would have matured on the later of (i) December 31, 2007 and (ii) the earlier of (a) December 31, 2008 and (b) thirty days after the date on which the Second Convertible Note becomes convertible.  The Second Convertible Note became convertible at MDS’ election upon the Company’s receipt of certain regulatory approvals related to the Financing and the conversion of the First Convertible Note.  The principal of the Second Convertible Note was convertible into that number of shares of Common Stock that, when aggregated with all of MDS’ other stockholdings in the Company, represented 49.9% of the Company’s voting stock outstanding on a fully diluted basis as of the date of such conversion.  MDS converted the Second Convertible Note into 211,803,533 shares of Company Common Stock on January 1, 2007.

•

Third Convertible Note.  A subordinated secured convertible note in the principal amount of $150,000 (the “Third Convertible Note”) was issued for an amount equal to its stated principal amount and, but for its earlier conversion, would have matured on the later of (i) December 31, 2007 and (ii) the earlier of (a) December 31, 2008 and (b) thirty days after the date on which the Third Convertible Note becomes convertible.  The Third Convertible Note became convertible at MDS’ election upon the Company’s receipt of certain other regulatory approvals related to the Financing and the conversion of the First Convertible Note and the Second Convertible Note.  The principal of the Third Convertible Note was convertible into that number of shares of Common Stock that, when aggregated with all of MDS’ other stockholdings in the Company, represented 51.0% of the number of shares of Company Common Stock outstanding on a fully diluted basis, assuming the exercise and conversion of then outstanding options, warrants and convertible securities (other than the Fourth Convertible Note (as defined below)), as of the date of such conversion.  MDS converted the Third Convertible Note into 36,243,996 shares of Company Common Stock on January 1, 2007.  This number of shares issued upon conversion of the Third Convertible Note reflects a reduction in the number of shares that were estimated to be convertible under the Third Convertible Note at the time of the Original Filing. This reduction resulted from applying the

CUSIP NO. 262506108	13D	Page 6 of 8 Pages

conversion terms of the note to the smaller number of options, warrants and convertible securities outstanding at the time of conversion compared to the time of the Original Filing

•

Fourth Convertible Note.  A subordinated secured convertible note in the principal amount of $1,520,000 (the “Fourth Convertible Note”) was issued for an amount equal to its stated principal amount and will mature on the later of (i) December 31, 2007 and (ii) the earlier of (a) December 31, 2008 and (b) thirty days after the date on which the Fourth Convertible Note becomes convertible.  The Fourth Convertible Note will become convertible at MegaPath’s election upon (i) stockholder approval and filing of an amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Charter Amendment”) to increase the number of shares of Common Stock that the Company is authorized to issue to an amount sufficient to cover the conversion of the Fourth Convertible Note and (ii) the conversion of the First Convertible Note, Second Convertible Note, and Third Convertible Note.  At that time, the principal of the Fourth Convertible Note will become convertible into that number of shares of Common Stock that, when aggregated with all of MDS’ other stockholdings in the Company, will represent 91.0% of the number of shares of Company Common Stock outstanding, assuming the exercise and conversion of then outstanding options, warrants and convertible securities, as of the date of such conversion.  Based on information in the Purchase Agreement and other information made available to the Reporting Persons by the Company, if the Fourth Convertible Note were currently convertible, it would be convertible into 2,390,506,649 shares of Company Common Stock.  This number of shares into which the Fourth Convertible Note is currently convertible reflects a reduction in the number of shares that were estimated to convertible under the Fourth Convertible Note at the time of the Original Filing.  This reduction results from applying the conversion terms of the note to the smaller number of options, warrants and convertible securities outstanding at the time of this filing compared to the time of the Original Filing

The foregoing descriptions of the Non-Convertible Note, First Convertible Note, Second Convertible Note, Third Convertible Note and Fourth Convertible Note are qualified in their entirety by reference to the full text of such notes, copies of which are filed as exhibits to this Statement and are incorporated by reference herein.

(c)

Except for the conversions of the First Convertible Note, Second Convertible Note and Third Convertible Note described herein, no transactions were effected since the date of the filing of the Original Filing in this class of securities by either MDS or MegaPath.

(d)

MegaPath is the sole stockholder of MDS and has the right to receive dividends from, or the proceeds from the sale of, the Company’s securities held by MDS.

(e)

Not applicable.

CUSIP NO. 262506108	13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2007	MDS ACQUISITION, INC.

By: /s/ Paul Milley
Name: Paul Milley Title: Chief Financial Officer

Date: January 8, 2007	MEGAPATH INC.
By: /s/ Paul Milley
Name: Paul Milley Title: Chief Financial Officer

CUSIP NO. 262506108	13D	Page 8 of 8 Pages

Exhibit A

Agreement of Reporting Persons

The Reporting Persons have agreed that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of DSL.net, Inc. shall be filed on behalf of each of the Reporting Persons.  A copy of such Agreement regarding joint filings was filed as Exhibit 1 to the Original Filing.